[redacted]

09055994

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC Mail Processing Section
MAR - 2 2009
Washington, DC
110

| SEC FILE NUMBER |
|---|
| 8- 49994 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2008 AND ENDING 12/31/2008
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TradeWeb LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Harborside Financial Center, 2200 Plaza Five
(No. and Street)

| Jersey City | NJ | 07311 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Pittinsky 201-536-6528
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

| 300 Madison Avenue | New York | NY | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/11

AB 3/19

## OATH OR AFFIRMATION

I, Scott Zucker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TradeWeb LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

JONATHAN PITTINSKY
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Nov. 7, 2012

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000



## Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Member of Tradeweb LLC:

In planning and performing our audit of the financial statements of Tradeweb LLC (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2009

# Tradeweb LLC

**Statement of Financial Condition**
**December 31, 2008**

# Tradeweb LLC
## Index
## December 31, 2008

Page(s)

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

**Report of Independent Auditors**

To the Member of Tradeweb LLC:

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Tradeweb LLC (the "Company") at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

As discussed in note 5, the Company has extensive transactions and relationships with related parties. Because of these relationships, it is possible that the terms of these transactions are not the same as those transactions that would result from transactions among unrelated parties.

PricewaterhouseCoopers LLP

February 26, 2009

# Tradeweb LLC
## Statement of Financial Condition
## December 31, 2008

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 31,014,023 |
| Accounts receivable | 15,212,198 |
| Receivable from affiliates | 811,856 |
| Other assets | 388,963 |
| Total assets | $ 47,427,040 |
| **Liabilities and Member's Capital** | |
| Deferred revenue | $ 4,205,663 |
| Accounts payable and accrued expenses | 1,720,509 |
| Accrued compensation | 6,078,488 |
| Payable to affiliates | 5,795,330 |
| Total liabilities | 17,799,990 |
| Member's capital | 29,627,050 |
| Total liabilities and member's capital | $ 47,427,040 |

The accompanying notes are an integral part of this statement of financial condition.

## 1. Organization

Prior to December 31, 2007, Tradeweb LLC (the "Company"), was a wholly owned subsidiary of Thomson Tradeweb LLC ("Thomson Tradeweb") which was a wholly owned subsidiary of The Thomson Corporation Delaware Inc. ("Thomson"), now Thomson Reuters Corporation ("TR").

On December 31, 2007, Thomson Tradeweb transferred all of its ownership interest in the Company to Tradeweb Global LLC (the "Parent"), a wholly owned subsidiary of Tradeweb Markets LLC ("Markets"), which is a wholly owned subsidiary of TR.

On January 2, 2008, Thomson sold an indirect minority interest in Markets to Nexus LLC ("Nexus"), an entity owned by ten investment and commercial banks. Tradeweb NewMarkets LLC ("NewMarkets"), a consolidated subsidiary of Nexus, owns a minority interest in the Parent.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides services that enable institutional investors to view fixed income market data and trade fixed income securities with their dealers on a communication network (the "Tradeweb Network") developed and maintained by Markets.

## 2. Significant Accounting Policies

The following is a summary of significant accounting policies:

**Cash and Cash Equivalents**
Cash and cash equivalents consists of cash and highly liquid investments (such as short-term money market instruments) with original maturities of generally less than three months.

**Fair Value Measurement**
The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Instruments that the Company owns (long positions) are marked to bid prices, and instruments that the Company has sold, but not yet purchased (short positions), are marked to offer prices. Fair value measurements do not include transaction costs.

The Company adopted SFAS No. 157, "Fair Value Measurements", as of the beginning of 2008. SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

**Basis of Fair Value Measurement**

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company's cash instruments are classified within level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. The Company has no instruments that are be classified within level 2 or 3 of the fair value hierarchy.

**Allowance for Doubtful Accounts**
The Company continually monitors collections and payments from its clients and maintains an allowance for doubtful accounts. The allowance for doubtful accounts is based upon the historical collection experience and specific collection issues that have been identified. Additions to the allowance for doubtful accounts are charged to bad debt expense.

**Translation of Foreign Currency**
Revenues and expenses denominated in currencies other than U.S. dollars are translated into U.S. dollars at the rate of exchange prevailing at the transaction date.

**Income Tax**
The Company, together with its Parent, is a multiple member limited liability company which is taxed as a partnership. As a partnership, the Company is subject to unincorporated business taxes on income earned, or losses incurred, by conducting business in New York City and taxes in foreign jurisdictions on certain of its operations. No income tax provision is required on the earnings of the Company as it is a partnership, and therefore the remaining tax effects of its activities accrue directly to its partners. The taxable income or loss of the Company and the Parent are includable in the federal and state income tax returns of the Parent's individual members.

**Accounts Receivable**
Accounts receivable on the Statement of Financial Condition consist of transaction and subscription fees and the business employment incentive grant receivable.

**Share Based Compensation**
The Company applies SFAS No. 123-R, "Share-Based Payment," which is a revision to SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS No. 123-R focuses primarily on accounting for a transaction in which an entity obtains employee services in exchange for share-based payments. The shared-based payments received by the employees of the Company are accounted for as liability awards. Under SFAS No. 123-R, the cost of employee services received in exchange for an award of equity instruments is generally measured based on the grant-date fair value of the award. The fair value of the award is remeasured at each annual reporting date through to settlement.

Under SFAS No. 123-R, share-based awards that do not require future service (i.e., vested awards) are expensed immediately. Share-based employee awards that require future service are amortized over the relevant service period.

**Use of Estimates**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

**Indemnifications**
In the normal course of business, the Company enters into user agreements with its dealers which provide the dealers with indemnification from third parties in the event that the Tradeweb Network infringes upon the intellectual property or other proprietary right of a third party. The Company's exposure under these user agreements is unknown as this would involve estimating future claims against the Company which have not yet occurred. However, based on its experience, the Company expects the risk of a material loss to be remote.

## 3. Cash and Cash Equivalents

At December 31, 2008, cash equivalents include an investment in a money market fund of $30,004,048 with a major financial institution. Due to the short-term nature of these instruments, the recorded value has been determined to approximate fair value. The money market fund is classified within level I of the fair value hierarchy.

## 4. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. Under the Rule, the Company is required to maintain net capital, as defined, equivalent to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2008, the Company had net capital of $12,594,313, which exceeded its requirement of $1,186,666 by $11,407,647. The Company's ratio of aggregate indebtedness to net capital was 1.41 to 1.

The Company claims exemption from Rule 15c3-3 of the Securities Exchange Commission under the exemptive provision of (k)(2)(i).

## 5. Related Party Transactions

The Company enters into transactions with affiliates of Nexus and TR. At December 31, 2008, the following balances with such affiliates were included in the statement of financial condition in the following line items:

| | |
|---|---|
| Cash and cash equivalents | $ 30,686,707 |
| Accounts receivable | 7,953,278 |
| Receivable from affiliates | 811,856 |
| Deferred revenue | 1,971,527 |
| Payable to affiliates | 5,795,330 |

Markets provides the Company with various services, including the use of the Tradeweb Network, software, furniture, equipment and leasehold improvements, for which it does not charge the Company. The Company incurs certain direct and indirect costs that relate to the activities of Markets, these costs are not charged to Markets.

Affiliates of the Company are reimbursed by the Company for expenses paid on behalf of the Company for various services including payroll, marketing, professional fees, communications, data costs and certain other administrative services.

Activities of the Company are substantially governed by Markets who provides ongoing administrative and financial support. Therefore, the Company's financial condition and results of operations may not necessarily be indicative of those which would have resulted if the Company had been operated as an unaffiliated company.

## 6. Credit Risk

The Company may be exposed to credit risk regarding its receivables, which are primarily receivable from financial institutions, including investment managers and broker/dealers. At December 31, 2008, the Company has established an allowance for doubtful accounts of $215,236 with regard to these receivables.

## 7. Employees Savings Plan

The Company has a 401(k) savings plan for its employees whereby employees may voluntarily contribute up to 16% of their annual compensation, excluding bonus. The Company matches 50% of the employee's contribution, up to 3%, which vests over a four year period of time.

## 8. Income Taxes

As described in Note 2, the Company, together with its Parent, is a multiple member limited liability company. In 2007, the Company was a single member limited liability company, and was treated as a division of Thomson for federal and state income tax purposes, and not as a separate taxable entity. Thomson allocated to the Company its share of the consolidated Federal and State tax expense or benefits based upon the principles of separate company calculations as though the Company was treated as a separate taxpayer. Income taxes were accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes." The Company recognized the current and deferred tax consequences of all transactions that had been recognized in the financial statements using the provisions of the enacted tax laws.

## 9. Stock Based Compensation Plans

Markets and NewMarkets have stock incentive plans which provide for the grant of stock options, to encourage employees of those companies, their subsidiaries and affiliates to participate in the long-term success of the companies. Markets and NewMarkets measures the cost of employee services received in exchange for the award based on its current fair value. The fair value of the award is remeasured at each annual reporting date through to settlement.

Options are exercisable between two and eight years from the date of grant. The weighted average exercise price per option granted during the year are $12,346 and $3,501 under the Markets and NewMarkets plans, respectively.

The fair value of the plans is calculated at the date of grant and remeasurement date using an appropriate valuation model such as Black-Scholes. Consequently, the fair values of these awards are based on grant value at that date. The weighted average fair value per option granted during the year are $1,826 and $459 under the Markets and NewMarkets plans, respectively.

The significant weighted average assumptions used to estimate the fair value of the options of both Markets and NewMarkets at December 31, 2008 are as follows:

| | Markets | NewMarkets |
|---|---|---|
| Weighted Average Expected Life (years) | 4.8 | 4.8 |
| Weighted Average Risk Free Interest Rate | 1.57% | 1.57% |
| Weighted Average Expected Volatility | 61.56% | 61.56% |
| Weighted Average Expected Dividend Yield | 7.88% | 0.00% |

Expected volatility and dividend yield on the date of the grant and remeasurement date have been used as inputs into the respective valuation model. The US Government zero coupon interest rate curve has been used to derive a risk-free discount rate.

The expected dividends for all schemes are assumed to grow in line with the expected increases in share prices for the industry sector until exercise.